Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.                                      Full name and address of the Company

DragonWave Inc. (the “Company”)
600 — 411 Legget Drive
Ottawa, Ontario
Canada, K2K 3C9

2.                                      Date of Material Change

April 11, 2016

3.                                      News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwired on April 13, 2016 and filed on SEDAR.

4.                                      Summary of Material Change

On April 13, 2016, the Company announced the closing of its previously announced registered direct offering. Under the offering, the Company issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares exercisable in the future at an exercise price of US$8.50. The price per common share and half of a warrant was US$7.25 and resulted in total gross proceeds to the Company of US$4.35 million.

5.                                      Full Description of Material Change

On April 13, 2016, the Company announced the closing of its previously announced registered direct offering. Under the offering, the Company issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares exercisable in the future at an exercise price of US$8.50. The price per common share and half of a warrant was US$7.25 and resulted in total gross proceeds to the Company of US$4.35 million.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of US$8.50 per share for a period of five years from the date of issuance, subject to certain adjustments. The Company does not intend to list the warrants on any stock exchange.

The net proceeds of the offering, before expenses, were approximately US$4.0 million. The Company expects that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to the Company.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC is acting as the exclusive placement agent for the registered direct offering and concurrent private placement.

The common shares described above were sold in the United States pursuant to registration statement on Form F-3, including the accompanying base prospectus forming a part thereof, previously filed with, and declared effective by the Securities and Exchange Commission (the “SEC”). Copies of the final prospectus supplement and accompanying base prospectus relating to offering may be obtained from Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, at placements@hcwco.com or by accessing the SEC’s website, http://www.sec.gov. The warrants are being offered in a private placement under Section 4(a)(2) under the United States Securities

Act of 1933 (the “Securities Act”), and Rule 506(b) promulgated thereunder and have not been registered under the Securities Act.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.                                      Omitted Information

Not Applicable.

8.                                      Executive Officer

Patrick Houston, Chief Financial Officer, (613) 599-9991, ext 2278

9.                                      Date of Report

April 18, 2016